FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June-July 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 3, 2010
2.	Press release dated June 14, 2010
3.	Press release dated July 20, 2010
4.	Press release dated July 23, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2010
ARM HOLDINGS PLC.

	By:	/s/ Tim Score
		Name:	Tim Score
		Title:	Chief Financial Officer

ARM, Freescale, IBM, Samsung, ST‐Ericsson and Texas Instruments form new company to speed the rollout of Linux‐based devices

Linaro unites industry leaders to foster innovation in the Linux® community through a common foundation of tools and software

News highlights

☐
ARM, Freescale, IBM, Samsung, ST‐Ericsson and Texas Instruments have created the not‐for‐profit company, Linaro, committed to providing new resources and industry alignment for open source software developers using Linux on the world’s most sophisticated semiconductor System‐on‐Chips (SoCs).

☐	Linaro will invest resources in open source projects that can then be used by Linux‐ based distributions such as Android, LiMo, MeeGo, Ubuntu and webOS.

☐
Linaro will provide a stable and optimized base for distributions and developers by creating new releases of optimized tools, kernel and middleware software validated for a wide range of SoCs, every six months.

☐
Linaro’s base of software and tools will be applicable to a wide range of markets, helping reduce time‐to‐market for products such as smart phones, tablets, digital televisions, automotive entertainment and enterprise equipment.

☐	Linaro’s first software and tools release is due out in November 2010, and will provide optimizations for the latest range of ARM® CortexTM‐A family of processors.

TAIPEI, TAIWAN ‐ June 3 2010 –ARM, Freescale Semiconductor, IBM, Samsung, ST‐Ericsson and Texas Instruments Incorporated (TI), today announced the formation of Linaro, a not‐ for‐profit open source software engineering company dedicated to enhancing open source innovation for the next wave of always‐connected, always‐on computing. Linaro’s work will help developers and manufacturers provide consumers with more choice, more responsive devices and more diverse applications on Linux‐based systems.

Linaro aligns the expertise of industry‐leading electronics companies to accelerate innovation among Linux developers on the most advanced semiconductor SoCs (System‐on‐ Chip). The current wave of “always‐connected, always‐on” devices requires complex SoCs to achieve the performance and low power consumers demand. Linaro was formed to increase investment in open source, address the challenges in developing products for sophisticated consumer markets and provide the support of a broad array of semiconductor products from multiple companies. By providing the common foundations of tools and software for other distributions and stacks to build upon, Linaro enables greater operational efficiency for the electronics industry.

Background

Traditionally, the Linux and open‐source software communities focused on solving the software problems of enterprise and computing markets with a limited choice of processor platforms. The open source community is transitioning to create advanced Web‐centric consumer devices using high profile open source based distributions and a wide range of high‐performance, low‐power ARM®‐based SoCs. Linaro will make it easier and quicker to develop advanced products with these high profile distributions by creating software commonality across semiconductor SoCs, from multiple companies.

Consumer Benefits

In addition to providing a focal point for open source software developers, consumers will benefit by the formation of Linaro. Linaro’s outputs will accelerate the abundance of new consumer products that use Linux‐based distributions such as Android, LiMo, MeeGo, Ubuntu and webOS in conjunction with advanced semiconductor SoCs to provide the new features consumers desire at the lowest possible power consumption.

“The dramatic growth of open source software development can now be seen in internet‐ based, always‐connected mobile and consumer products,” said Tom Lantzsch, executive officer, Linaro. “Linaro will help accelerate this trend further by increasing investment on key open source projects and providing industry alignment with the community to deliver the best Linux‐based products for the benefit of the consumer.”

Linaro Software and Tools

Linaro will work with the growing number of Linux distributions to create regular releases of optimized tools and foundation software that can be used widely by the industry, increasing compatibility across semiconductors from multiple suppliers. As a result, Linaro’s resources and open source solutions will allow device manufacturers to speed up development time, improve performance and reduce engineering time spent on non‐differentiating, low‐level software. Linux distributions, open source and proprietary software projects will benefit from Linaro's investment, with more stable code becoming widely available as a common base for innovation.

To further its mission, Linaro aims to unite the open source engineering resources within its member firms with the broad open source community. Linaro engineers, leveraging their extensive embedded knowledge, will contribute to a wide range of open source projects covering areas such as tools, kernel, graphics and boot code. Linaro intends to work in partnership with the Linux Foundation to align on core operating principles.

The company’s first release is planned for November 2010 and will provide performance optimizations for SoCs based on the ARM Cortex™‐A processor family.

In addition to ARM and IBM, four of the world’s leading application processor companies, Freescale, Samsung, ST‐Ericsson and Texas Instruments, will align open source engineering efforts within Linaro.

Linaro is a growing organization with additional partners expected to join, thus expanding the range of expertise that is brought to the open source community. Companies interested in joining are invited to discuss membership with Linaro executives. For more information on the company and future access to software and tools, visit  www.linaro.org

Founding Member quotes

“ARM and our partners have a long history of working with, and supporting, open source software development for complex SoCs based on the ARM architecture,” said Warren East, ARM CEO. “As a founding member of Linaro, we are working together with the broader open source community to accelerate innovation for the next generation of computing, focusing on delivering a rich connected experience across the diversity of devices in our daily lives.”

”Freescale is taking a leadership position in shaping the future of consumer electronics by enabling entirely new categories of smart mobile devices based on processors,” said Lisa Su, senior vice president and general manager of Freescale’s Networking and Multimedia Group. “Linaro represents an important step forward in developing the ecosystem for these smart mobile devices through dramatically speeding and simplifying software development cycles and leveraging the power and strength of the open source community.”

"IBM believes that leadership with Linux solutions begins with effective collaboration in the community, and IBM's ten year history of working with the Linux community has resulted in a strong, mutually beneficial relationship,” said Daniel Frye, vice president, open systems development, IBM. "IBM's ongoing collaboration has contributed to the widespread adoption of Linux throughout the data center. We are strong proponents of working with partners such as ARM to further our commitment, ensuring Embedded Linux is the leading platform for innovation in the mobile and consumer electronics markets."

“Samsung is an industry leader in high performance, low power application processors for mobile handset and other consumer devices. We fully appreciate the significance of having an optimized Linux software foundation and tools for our ARM CPU core base products, to support our customers’ needs with high quality solutions,” said Yiwan Wong, vice president, System LSI marketing, Samsung Electronics. “We are pleased to join Linaro as a foundation member and work together with ARM to serve the interests of our customers.”

“Open source has become an engine for innovation in the smart phone and consumer electronics market,” said Teppo Hemia, vice president, 3G Multimedia Platforms Business Unit of ST‐Ericsson.” Being an active contributor in the open source community, we are excited to be one of the founding members of Linaro and expect our combined efforts to accelerate the development of Linux‐based devices.”

“Linaro is intently focused on delivering critical open source components to enable developers building on ARM‐based processors. An important element of that delivery is a more complete, higher quality development toolset that increases performance. In our leadership role, TI will support Linaro’s efforts by leveraging our open source expertise— evidenced by our participation in Linux kernel enhancement submissions and our support of popular industry development boards,” said Remi El‐Ouazzane, vice president and general manager, OMAP Platform Business Unit, TI.

ITEM 1

Industry quotes

“The existence of Linaro will significantly simplify the process of making Linux‐based consumer devices available to market,” said Jane Silber, CEO of Canonical. “By standardising many of the core software components, companies can focus on creating great user experiences on embedded devices through to smart phones. Canonical is delighted to participate in what will be a significant driver of the success of Linux on ARM, in the consumer electronics market.”

“We welcome the launch of Linaro as a new industry organisation with similar values and a complementary focus to LiMo Foundation,” said Morgan Gillis, executive director of LiMo Foundation. “We look forward to working collaboratively with Linaro to deliver greater efficiency within the mobile Linux value system.”

"The Linux Foundation is happy to see ARM and Linaro increase their investment in Linux,” said Jim Zemlin, executive director of The Linux Foundation. “We are supportive of any investment that contributes to the mainline kernel and the many upstream open source projects that make up Linux based operating systems today.”

Linaro Press Contacts
Racepoint Group ‐ Europe

Kersti Klami
Tel: +44(0)7891 796 473
 kersti.klami@racepointgroup.com

Racepoint Group – U.S.

Leslie Clavin
Tel: +1 (415)694‐6717
 lclavin@racepointgroup.com

Candice Huang
Tel: +1 (415) 694‐6703

 chuang@racepointgroup.com

About Linaro

Linaro™ is a Not‐For‐Profit (NFP) software engineering company that works with the open source community to make it easier and faster to develop open source based devices. Linaro has the aim of investing new resources and aligning efforts from the industry to continuously improve and optimize open source software and tools on the ARM architecture with the goal of accelerating industry innovation.
 www.linaro.org

Linux® is the registered trademark of Linus Torvalds in the U.S. and other countries.

 ITEM 2

ARM, IBM, Samsung, GLOBALFOUNDRIES and Synopsys Announce Delivery of 32/28nm HKMG Vertically Optimized Design Platform

Companies demonstrate strength of collaboration at 47th DAC

San Jose, CA - June 14, 2010 – ARM, IBM (NYSE: IBM), Samsung Electronics, Co., Ltd., GLOBALFOUNDRIES and Synopsys, Inc (NASDAQ: SNPS) today announced the delivery of the industry’s first complete vertically optimized 32/28 nanometer (nm) design platform.  Demonstrating the strength of the collaboration established and announced at DAC a year ago, the companies are collectively providing a technology enablement solution for the design and manufacturing of advanced mobile and embedded devices.

The solution consists of optimized high performance, low-power processor and physical IP from ARM; tool enablement, connectivity IP and integrated design flow from Synopsys; and 32/28nm low-power process technology from the Common Platform alliance of IBM, Samsung and GLOBALFOUNDRIES. The Common Platform 32/28nm process uses an innovative high-k metal gate approach to address the limitations of polysilicon technology.  It leverages the research and development efforts of the IBM joint technology development alliance to offer a high-performance, low-power manufacturing platform.

The 32nm technology is scalable to 28nm for area optimization.  Customers can seamlessly transition to 28nm technology without the need for a major redesign and with lower risk, reduced cost and faster time-to-market.

This complete solution demonstrates the important role industry collaboration has in addressing the increasing complexity of SoC design as technology migrates to smaller geometries.  The platform leverages:

•
ARM® Cortex™ high-performance, low-power processor architecture and optimized suite of physical IP including standard cells, power management kit, memory compilers and interface IP,  for the 32/28nm HKMG process.  An ARM IP contribution delivers valuable low-power and system cost benefits.  All physical IP are readily accessible on DesignStart  - http://designstart.arm.com

•
Synopsys Lynx Design System, enabled by the Galaxy™ Implementation Platform with IC Validator In-Design physical verification , and the Synopsys DesignWare® portfolio of interface IP.  This RTL-to-GDSII implementation solution reduces risk and total design costs for optimized 32/28nm HKMG ARM Cortex processor-based SoC designs.

•
10 test chips produced through the three-way collaboration in 32 and 28nm HKMG process technology.  Producing these chips  has helped validated the design platform, including ARM PDKs, Physical IP and Cortex processors, Synopsys Interface IP, core tool enablement and design methodology for accelerating  first customer silicon success.

•
32nm low-power HKMG process technology currently factory-qualified by Samsung and 28nm low-power HKMG process technology to be factory-qualified at GLOBALFOUNDRIES in Q1 2011. The 32/28nm process technologies, featuring the innovative Gate First approach to HKMG, offer significant improvements in performance and power consumption when compared to the 45/40nm technology generations.

•
A standardized platform to manufacture 28nm low-power HKMG semiconductors for a new generation of mobile devices, providing the flexibility of multi-sourcing based on the synchronization of fabs by members of the Common Platform alliance.

•
Demonstrations and technical sessions of this comprehensive 32/28nm enablement platform will be shown at the 2010 DAC in the ARM-Common Platform-Synopsys booth (#586) “32/28nm Delivered” exhibit.   On Tuesday, June 15, the companies will host an access innovation luncheon - where executives from the five allied companies will detail the benefits of 32/28nm HKMG and the accessibility of the enablement platform.  Online registration is required at: http://www.synopsys.com/Community/Partners/CommonPlatform/Pages/DAC10CPlunch.aspx

ABOUT ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

ABOUT THE COMMON PLATFORM
IBM, Samsung Electronics, GLOBALFOUNDRIES have forged a unique manufacturing collaboration, featuring 28nm, 32nm, 45nm, 65nm and 90nm process technologies. By combining the expertise and research resources of all three companies and leveraging advances such as high-k metal gate technology, 193nm immersion lithography and ultralow-k dielectrics, the Common Platform™ technology collaboration is able to accelerate the availability of leading-edge technology to foundry customers. The Common Platform model is supported by a comprehensive design-enablement ecosystem, enabling foundry customers to easily source their chip designs to multiple 300mm foundries with minimal design work and with unprecedented flexibility and choice.

ABOUT GLOBALFOUNDRIES
GLOBALFOUNDRIES is the world's first full-service semiconductor foundry with a truly global manufacturing and technology footprint. Launched in March 2009 through a partnership between AMD [NYSE: AMD] and the Advanced Technology Investment Company (ATIC), GLOBALFOUNDRIES provides a unique combination of advanced technology, manufacturing excellence and global operations. With the integration of Chartered in January 2010, GLOBALFOUNDRIES significantly expanded its capacity and ability to provide best-in-class foundry services from mainstream to the leading edge. GLOBALFOUNDRIES is headquartered in Silicon Valley with manufacturing operations in Singapore, Germany, and a new leading-edge fab under construction in Saratoga County, New York. These sites are supported by a global network of R&D, design enablement, and customer support in Singapore, China, Taiwan, Japan, the United States, Germany, and the United Kingdom. For more information on GLOBALFOUNDRIES, visit http://www.globalfoundries.com.

ABOUT IBM
About IBM: For more information about IBM's semiconductor products and services, visit www.ibm.com/technology.

ABOUT SAMSUNG ELECTRONICS
Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2009 consolidated sales of US$116.8 billion. Employing approximately 188,000 people in 185 offices across 65 countries, the company consists of eight independently operated business units: Visual Display, Mobile Communications, Telecommunication Systems, Digital Appliances, IT Solutions, Digital Imaging, Semiconductor and LCD. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

ABOUT SYNOPSYS
Synopsys, Inc. (Nasdaq: SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys' comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, software-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has more than 65 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com/.

Media Contacts:

Erik Ploof	Jason Gorss
ARM	GLOBALFOUNDRIES
+1 425-880-6033	+1 518-305-9022
Erik.Ploof@arm.com	jason.gorss@globalfoundries.com

Michael Corrado	Lisa Warren-Plungy
IBM	Samsung Semiconductor
1-914-766-4635	+1 – 408-544-5377
mcorrado@us.ibm.com	lwarrenplungy@ssi.samsung.com

Sheryl Gulizia
Synopsys, Inc.
650-584-8635
sgulizia@synopsys.com

ITEM 3

ARM AND TSMC SIGN LONG-TERM STRATEGIC AGREEMENT
Enables broad processor and Physical IP optimization on TSMC’s most advanced technology nodes

Cambridge, UK and Hsinchu, Taiwan, R.O.C. – July 20, 2010 - ARM and Taiwan Semiconductor Manufacturing Company, Ltd. (TWSE: 2330, NYSE: TSM) today jointly announced a long-term agreement that provides TSMC with access to a broad range of ARM processors and enables the development of ARM physical IP across TSMC technology nodes.  This agreement supports the companies’ mutual customers to achieve optimized Systems-On-Chip (SoC) based on ARM processors and covers a wide range of process nodes extending down to 20nm.

The agreement provides TSMC access to optimize the implementation of ARM® processors on TSMC process technologies, including ARM Cortex™ processor family and CoreLink™ interconnect fabric for AMBA® protocols.  It also establishes a long-term relationship with ARM for the development of physical IP, including memory products and standard cell libraries targeting the most advanced TSMC 28nm and 20nm processes.

“The signing of this agreement is a significant semiconductor industry milestone because it formalizes a forward looking, long-term relationship between two of the industry’s leading companies,” explained Mike Inglis, executive vice president and general manager, ARM Processor Division.  “I am pleased that ARM and TSMC will be working together to enable ARM processor based SoCs leveraging both companies’ advanced technologies.”

ARM and TSMC will collaborate on creating TSMC technology optimized processor core implementations for benchmarking of optimal power, performance and area.  Typical implementations will target consumer-centric market segments including wireless, portable computing, tablet PCs and high performance computing.

“We believe this effort will enhance the value of our Open Innovation Platform that efficiently empowers innovation throughout the supply chain,” said Dr. Fu-Chieh Hsu, Vice President of Design and Technology Platform and Deputy Head of R&D at TSMC. “The combination of ARM’s industry leading IP and TSMC’s world-class technology and manufacturing provides our mutual customers with compelling benefits for advanced semiconductor applications.”

“Through our industry leadership in processor and physical IP and our strategic alliances with leading foundries and EDA companies, ARM is enabling faster time to volume production of SoCs,” said Simon Segars, executive vice president and general manager, ARM, Physical IP division. “This new agreement assures the industry that ARM and TSMC will collectively provide IP development leadership for advanced process technologies well into the future.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM is a registered trademark of ARM Limited. Cortex and CoreLink are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s managed capacity in 2009 totaled 9.96 million (8-inch equivalent) wafers, including capacity from two advanced 12-inch GIGAFABs™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC is the first foundry to provide 40nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

Open Innovation Platform is a registered trademark of Taiwan Semiconductor Manufacturing Company, Ltd. The TSMC Open Innovation Platform ™ promotes timeliness-driven innovation among the semiconductor design community, ecosystem partners, and TSMC’s complete technology portfolio. The Open Innovation Platform includes a set of ecosystem interfaces and collaborative components initiated and supported by TSMC that efficiently empowers innovation throughout the supply chain thereby enabling creation and sharing of newly created revenue and profitability. TSMC’s Active Accuracy Assurance (AAA) initiative is a critical part of the Open Innovation Platform, providing the accuracy and quality required by ecosystem interfaces and collaborative components.

Contacts:
Contacts:
Erik Ploof	Ferda Mehmet	Michael Kramer
ARM Tel: 1-425-880-6033	A&R Edelman Tel: 1-650-762-2946 Mobile: 1-415-308-7877	Corporate Public Relations, TSMC Tel: +886-3-5636688 ext. 7126216
Email: erik.ploof@arm.com	Email: Ferda.Mehmet@ar-edelman.com	Email: pdkramer@tsmc.com

ITEM 4
Microsoft Licenses ARM Architecture
ARM and Microsoft continue relationship with closer access to ARM IP

CAMBRIDGE, UK – July 23, 2010 – ARM and Microsoft Corp. today announced that they have signed a new licensing agreement for the ARM® architecture. The agreement extends the collaborative relationship between the two companies. Since 1997 Microsoft and ARM have worked together on software and devices across the embedded, consumer and mobile spaces, enabling many companies to deliver user experiences on a broad portfolio of ARM-based products.

“Microsoft is an important member of the ARM ecosystem, and has been for many years,” said Mike Muller, CTO ARM. “With this architecture license, Microsoft will be at the forefront of applying and working with ARM technology in concert with a broad range of businesses addressing multiple application areas.”

“ARM is an important partner for Microsoft and we deliver multiple operating systems on the company’s architecture, most notably Windows Embedded and Windows Phone,” said KD Hallman, general manager, Microsoft. “With closer access to the ARM technology we will be able to enhance our research and development activities for ARM-based products.”

ARM licenses processor IP under a flexible licensing model, enabling highly integrated solutions for a variety of applications ranging from mobile devices to home electronics and industrial products. ARM customers can license the ARM architecture or specific processor implementations.

 Details of the agreement will remain confidential.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/

•	Microsoft at the ARM Connected Community: http://www.arm.com/community/partners/display_company/rw/company/microsoft/

•	ARM Blogs: http://blogs.arm.com/

•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix

•	ARM Community on Twitter:

o	http://twitter.com/ARMCommunity

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Press Contacts:

Erica Harbison
Waggener Edstrom Worldwide for Microsoft

 ericah@waggeneredstrom.com
+1 (503) 443-7556

Annemiek Hamelinck
Waggener Edstrom Worldwide for Microsoft
ahamelinck@waggeneredstrom.com
+44 2076 323 840

Rapid Response Team
Waggener Edstrom Worldwide for Microsoft
 rrt@waggeneredstrom.com
+1 (503) 443-7070

Kersti Klami
Racepoint Group for ARM
kersti.klami@racepointgroup.com
+44 2088 112 136

Rachel Adam
Racepoint Group for ARM
radam@racepointgroup.com
+1 (781) 487-4614

RJ Bardsley
Racepoint Group for ARM
rjbardsley@racepointgroup.com
+1 (415) 694-6740